PLACE
2022 Report

Dear investors,

The past 12 months have been uniquely challenging, especially in the tech sector. Selling to our primary customer profile—B2B SaaS companies utilizing Salesforce—has been particularly demanding. The broader economic conditions for technology companies cast a shadow, making it notably difficult to generate a robust pipeline and secure deals. This industry-wide struggle was palpable, impacting not just our operations but we feel the entire technology ecosystem.

In light of these challenges, our response was twofold. First, we took a hard look at our expenses, making necessary adjustments to ensure our financial stability without compromising our core values or product quality. Second, and perhaps more crucially, we used this period as an opportunity for introspection. We dedicated our efforts to refining our product-market fit, ensuring that we were not only meeting but anticipating the evolving needs of our clientele.

This introspective period bore fruit in the form of our new revenue operations product. While we are genuinely excited about its potential, we remain grounded in our commitment to continuous improvement and value delivery.

Your support and trust during these trying times have been the bedrock of our resilience. We are deeply grateful.

We need your help!

As we navigate the complexities of our industry and the economic climate, your support remains invaluable in several key areas. Firstly, any introductions to technology companies that utilize Salesforce would greatly enhance our reach and potential for collaboration. These connections can be pivotal in expanding our client base and fostering meaningful partnerships.

Secondly, we're continuously refining our external marketing efforts. Feedback from trusted partners like you is essential. We want to ensure that our messaging is not only clear but also resonates with its intended audience. Understanding whether stakeholders can easily decipher our offerings and the value we bring is crucial for our growth.

Lastly, the landscape we operate in demands consistent and robust financial backing. This support ensures that we can effectively execute our strategies, innovate, and meet our ambitious targets. Your ongoing commitment and belief in our vision fortify our path forward.

Thank you for your continued partnership.

Sincerely,

Michael Troy

Managing Director

Kent Gray

Director

Brandon Metcalf

Brandon Metcalf
Founder & CEO

How did we do this year?

Report Card

C+



The Good

Based on customer and prospect feedback, we feel learned there's a clear demand for a product that handles revenue operations.

We launched a new product for SaaS firms using Salesforce to efficiently manage revenue operations.

We reduced operating costs to help reduce cash burn.



The Bad

The economic climate made it difficult to develop sales pipeline for our target customers of technology companies.

We saw a significant decrease in the need for our original financial forecasting and planning product.

Brand and product awareness of our new revenue operations product is still in its early stages.

2022 At a Glance

January 1 to December 31



$922,481 [13%]
Revenue



-$3,416,029
Net Loss



$193,578 +22%
Short Term Debt



$3,250,000
Raised in 2022



$214,589
Cash on Hand
As of 09/ 6/23

INCOME   BALANCE   NARRATIVE

● Revenues ● Profit



$1,055,627 $922,481



$-2,686,537
$-3,416,029
2021
2022

Net Margin: -370% | Gross Margin: 76% | Return on Assets: -300% | Earnings per Share: -$77,637.02 | Revenue per Employee: $25,624 | Cash to Assets: 47%

Revenue to Receivables: 275% | Debt Ratio: 358%

Place_Technology_Inc_Annual_Financials_Review_Report-_Final__2_.pdf

We ❤ Our 297 Investors

Thank You For Believing In Us

Leonard Grover
Steven Dunston
Abhishek Rungta
Benjamin Baller
Michael Moore
Valerie Griswold
Lourdes Martinez
Badal Haider
Brandon Metcalf
Robert Nordland
Gary Charles Ventola
Duke Duncan
Atul Shrivastava
Jonathan Lo
Eljon Greene
Eric Schubert
Taylor Fain
David Wippich
David Martinelli
Andrew Collins
Jim Palmieri
Daniel Anthony
James A Ntambi
Isaiah Fomunyam
Matthew McKay
Ken MOEN
Ahmed Jinnah
Sanjay Pinnock
John Ramos
Alvin Hoover
Lucas Alzate Gil
Juan Carlos Velasco
Kyle Ogami
David Pignolet
Philip Kellner
Laud Duncan
Okechukwu C. Ifediora
Howard Katzenberg
Marilyn Monter
Oliver P
Catia Baymon
Paul Lee
Brian Chang

Takeo Aso
Azim Hirani
Hatem Rowaihy
Manuel Bleve
Charles L Herring
Johann Webersberger
Kapeesh Bhaghavathula
Manuel E. Lugo Recart
Alan Alpers
Kennedy Thibou
E. Frischhut
Cory Anastasi
Ricky E Zehr
Dean A
Jack Vawdrey
Sunil Kolawar
Robert Paul Rose
Moshe Rosenfeld
Aaron Aab
David Rose
Stephanie Thornton
Kishore Anjaneyulu
Eric Wagoner
Neil Beran
Michael Adams
Kamal Bitmouni
Ashish Mahajan
Matthew Kulhanek
Alex Godlewski
Andrew Berger
Kiranmayi Komati
Prasad V KATTA
Eric Weigold
Paul Pearson
Ong Zhe Xian
Slavik Gerega
Lenin Ayyasami
Mordhai Marantz
Miguel Santillan Rios
Joel Garcia
Gabriel Paravisini
Jake Satko
Trent O STANHISER

Tan Quan Nguyen
Stuart Bishop
Richard M Santay
Derrik Oates
Kirit K Patel
John Karich
Orlando Espino Jr.
Evan Kestenbaum
David Brown
Felipe Lopes
Age Posthuma
Kiyoko Osone
Bobby Thomas
Lauren Smith
Andrew Christian Cesarz
Eric Warden
Rupesh Kumar Polupongu
Robert Mann
James Wheeler
Saurabh Gajjar
Mark Loudon
Jayesh Vyas
Mike Mathioudakis
Mario M Teel Jr.
Cameron Hilton
Martin Nwosu
Christopher Moken
Kalman Kaplan
Alpesh Parmar
Durganand Thatavarthy
Kevin Luongo
Peter Chrustowski
Chukwuoma Ngoka
3LA VC Fund II
Howard M Hadley
Marc Russell
Tamara Steele
Stephen Michella
Laurence Mann
Daria C Jiles
Christophe Martins
Benjamin Gallegos
Joseph Houck

Fares Ksebati
Sharath Ramesh
Amit Banda
Joshua Webster
Neryk Davydov
Meredith Webb
Leonard Wong
Lauren Buffington Jones
Robert Williams
Yehuda Soewargo
Bryan Cheong
Jean Luc Tissut
Steve Sursa
Chi Zeng
Chris Renzelman
Sushanta Das
Gboyega Ake
Varma Lakshmi Changal ...
Joshua Larrabee
Paramanaden MOONESA...
Bharat Kumar Kondapalli
Shanelle Woodard
Charles Stevens
Senthilkumar BALASUND...
Zachary Conquer
Leandro Zechlinski Maya
Michael Harness
William Gray III
Rajendra Pandey
Prince George
Erin M Perry
Andrew Spears
Alan Novitsky
Mike Davis
Madhukar Chintalapudi
Tesfaye R Guyassa
Jithin James
Phillip Wasson
Kathryn Lucille Robinson
William Johnson, IV
Abdullah Almutlaq
Felix Schwarze

John Pereira
Justin D Kruger
Mike Troy
Mike Cozart
Nicky Golbahar
Jon Edwards
Gregory Hohertz
John Butterfield
Roderick Herron
Karrye Braxton
Paul Fickes
Kyle Minor
Jack Perard
Rendy Azhari Widhi Satri...
Seng Ing
Brian Beckett
Jon Sims
Terrence Brown
Ashutosh Goyal
Tucker King
Anup Mudbidri
Q H
Diana Ciontea
Tristan R
W Kim Colich
Yosef Hertz
Wai Peng MAK
Mike Mutto
Jonathan Tran
Badr Naif Alotaibi
Lloyd Abdelnour
Mackenzie Boli
Kelly Ryan
Max Bastow
Chris George
Gavin McLaughlin
Mahendar Edla
Atif Mahmood
Matt McKeown
Robert Maonera
Kristie Teply
Chaker MEMMADI

Mike Hill
Bryian Tan
Jeff Lazcano
Shirley MUIR
La Monte Wayne Peters
Stephen Gellatly
Robert W Neill Jr
Manny Song
Robert Ogenyi
Esmaeel Akther
Rafael Hernandez Ramirez
Nicolas Suarez
Omar Khaled
Egbe Sandrine Bessem
Chris Graebe
Alfonso Lazaro
Charles Breen
Jonas Wohler
Steve Hustoles
John Hwung
Hai Hoang Van
Gaurav Garg
Joakim M Burgering
Roberto Feng Chang
Rudy Santos
Fred Wang
Yogendre Kumar Patel
Arie Band
Linda Nguyen
Jamie Hughes
Scott Holmes
Lisa Symons
Abraham Heebink
Manojkumar S. Patel
Dylan Freier
Tim Dowe
Michael Boyer
Carolyn Betts
Andree Chalaron
Kit Pokorny
Matthew Nicolls
Scott Montgomery

Marcus Mendiola
Pasala Ravichandran
David Macario
Rahul Patel
Leslie Taylor
Sumit Rathore
Ivan Galchenko
Eric W. Harding
Derick Mokgahla
Carlos Manrique
Mike Taveirne
Kazem Sadati
Catherine Bradley
Jerome Russ
Martin Royalton-Kisch
Ty Clauss
Jeff Park
Andrew Riley
Christopher B Burke
Sarah Zhou
Edward Kelly Medlock
Todd Taylor
Kabe VanderBaan
Yongfang YE
Cecilia Vasquez
David Scott
Myron H Rasmussen
Srini Kottakota
Bhesh Mainali
Rachael Woodcock
Gary Tirohn
Rakesh B SASVIHALLI
Prince Kumar
Neil Baker
Jared Reiss
Dane Jones
Prashant Varma
Michael Albert
Jared Cook
Jacob Adelman
Thao Zeng
Igor Anosin

Thank You!

From the Place Team



Brandon Metcalf
Founder & CEO



Chris Davis
VP, Product & Operations

Bringing well over a decade of expertise building on Salesforce, Chris leverages his experience across architecture, delivery, customer success, and product management to provide complete solutions to solve customer's unique needs and goals.





Aaron Drummond
VP, Sales

With over a decade of SaaS sales experience, and 5 years directly in the Salesforce ecosystem, Aaron brings proven expertise in scaling high-performing sales teams and fosters excellence across Places' entire revenue engine.





Manmeet Manethiya
VP, Engineering

With 12+ years of building on the Salesforce platform and a collection of all 14+ architect certifications, Manmeet leverages his technical mastery to foster software excellence and produce seamless connections between Salesforce and third-party systems.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kent Gray	Director @ Place Technology	2019
Michael Troy	Managing Director @ Geekdom Fund	2019
Brandon Metcalf	CEO @ Place Technology	2018

Officers

OFFICER	TITLE	JOINED
Brandon Metcalf	CEO	2018

Voting Power ⓘ

HOLDER	SECURITIES HELD	VOTING POWER
Brandon Metcalf	17,687,211 16,680,000 common shares; 613,882 Series Seed-1 preferred shares, 393,329 Series Seed 2 preferred shares	35.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2020	$176,600		Other
04/2020	$62,500		Other
02/2021	$244,267		Other
10/2021	$200,000		Other
10/2021	$1,069,999		4(a)(6)
12/2021	$1,654,089	Preferred Stock	Regulation D, Rule 506(b)
12/2021	$275,000	Preferred Stock	Regulation D, Rule 506(b)
02/2022	$1,935,000		Regulation D, Rule 506(b)
02/2022	$1,315,000		Regulation D, Rule 506(b)
08/2023	$55,000		Regulation D, Rule 506(b)
08/2023	$518,700		Regulation D, Rule 506(b)
08/2023	$1,007,500		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/28/2022	$1,935,000 ⓘ	7.0%	20.0%	$20,000,000	06/30/2024 ⓘ
02/28/2022	$1,315,000 ⓘ	7.0%	20.0%	$20,000,000	06/30/2024 ⓘ
08/18/2023	$55,000 ⓘ	9.0%	20.0%	$20,000,000	06/30/2024 ⓘ
08/18/2023	$518,700 ⓘ	18.0%	20.0%	$20,000,000	06/30/2024 ⓘ
08/18/2023	$1,007,500 ⓘ	18.0%	20.0%	$20,000,000	06/30/2024 ⓘ

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CUR

Place Technology, Inc. ⓘ	04/18/2020	$176,600	$0ⓘ	1.0%	04/18/2022	
US Small Business Administration ⓘ	04/21/2020	$62,500	$64,100ⓘ	3.75%	04/20/2050	Yes
First Republic Bank ⓘ	02/28/2021	$244,267	$244,267 ⓘ	1.0%	02/27/2026	Yes
US Small Business Administration ⓘ	10/06/2021	$200,000	$200,000 ⓘ	3.75%	10/05/2051	Yes

Related Party Transactions

Relationship with Blueprint Advisory Software, LLC and Asymbl, Inc.

Brandon Metcalf (the Company's CEO and one of its directors) is a senior manager of both Blueprint Advisory Services, LLC ("Blueprint") and Asymbl, Inc. ("Asymbl"). Brandon directly owns a majority equity position in Blueprint and indirectly owns a majority equity position in Asymbl. Blueprint is a customer of the Company and has a service relationship with the Company, Asymbl is a customer of the Company, and both Blueprint and Asymbl share certain personnel with the Company.

During the period spanning from January 1, 2022, to July 25, 2023, the Company generated revenue from Blueprint in the amount of $786,694. At the same time, Blueprint provided onboarding services and charged $331,823 to the Company.

During the period spanning from January 1, 2022, to July 25, 2023, the Company generated revenue by providing services to Asymbl amounting to $159,453.

Relationship with R&D Consulting Group, Inc.

R&D Consulting Group, Inc. ("R&D") was a customer of the Company that was sold to a third party on May 31, 2022. Kent Gray (one of the Company's directors) immediately prior to that sale transaction was a director of R&D and owned a significant though less than a majority equity position in R&D. Kent resigned as a director of R&D and sold his entire interest in R&D in connection with that sale transaction.

Indemnification Agreements

The Company has entered into, and intends to continue to enter into, separate indemnification agreements with each of its directors.

Advancement of Reimbursable Business Expenses

From time to time in the ordinary course of the business of the Company, Brandon Metcalf has a matter of convenience paid for certain Company expenses personally and then sought reimbursement of such expenses from the Company to the extent properly reimbursable in accordance with the Company's policies and practices. Such expenses are treated as loans from Brandon Metcalf to the Company until such time as they are reimbursed, and the outstanding balance of such loans was $4,890 as of December 31, 2022 and $4,167 as of September 9, 2023.

Name	(1) Kent Gray ($150,000 purchased at 10/01/19 closing), (2) Geekdom Fund III, L.P. ($750,000 purchased at 10/01/19 closing), (3) Kabe VanderBaan ($53,102 purchased at 10/24/19 closing)
Amount Invested	$953,102
Transaction type	Priced Round
Issued	10/02/2019
Relationship	(1) Director, (2) Affiliate of Director Mike Troy, (3) Officer at time of investment - CTO

Sales of Series Seed-1 Preferred Stock at multiple closings from 10/01/19 to 10/24/19 at a purchase price of $0.2305 per share.

Name	(1) Brandon Metcalf (10/01/19 conversion of membership interest previously purchased for cash investment of $150,000), (2) Kent Gray (10/01/19 conversion of membership interest previously purchased for cash investment of $150,000)
Amount Invested	$300,000
Transaction type	Priced Round
Issued	10/02/2019
Relationship	(1) Director and Officer - CEO, (2) Director

The issuer converted from a limited liability company to a corporation effective October 1, 2019, and on conversion former members of the limited liability company received Common Stock of the corporation in exchange for cash investments (amounting to $595,050 in the aggregate) previously made in exchange for limited liability company membership interests.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed 2 Preferred Stock	9,767,404	9,767,404	Yes
Series Seed 1 Preferred Stock	13,232,102	13,232,102	Yes
Series Cn Preferred	6,265,105	0	Yes
Common	79,299,204	22,602,093	Yes
Convertible Notes	$3,250,000 plus interest	$3,250,000 plus	No

(Early 2022)	accrued thereon	interest accrued thereon	
Convertible Notes (Option A And Option B)	$2,099,548.63 plus interest accrued thereon	$1,680,748.63 plus interest accrued thereon	No

SECURITIES RESERVED FOR
ISSUANCE UPON EXERCISE OR CONVERSION

Warrants:	2,749,098 shares of common stock underlying outstanding warrants
Options:	1,821,424 shares of common stock underlying outstanding options

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Limited Cash Resources and Additional Cash Needs The Company had $81,860 cash in hand as of October 5, 2023 and its average cash burn rate over the three months prior was $187,782.72. While we have substantially reduced our operational expenses of late by restructuring resources and are continuing with these efforts, we do not believe we will be able to continue as a going concern past October 2023 unless we receive additional cash resources to fund continuing operations, whether by means of this offering or through other sources. The Company seeks to raise a maximum of $418,800 through this offering, primarily to fund activities related to sales pipeline generation and customer conversion (e.g., sales, marketing and product development efforts, and related overhead costs). There can be no assurance that this fundraising will be sufficient to enable the Company to sustain operations on a cash-flow positive basis, and the Company expects that it will need to raise additional funds in the future to support its operations. The ability of the Company to secure future capital will depend on many factors, including continued progress in its sales and software development efforts and prevailing market conditions. The Company could potentially raise future funds through public or private equity offerings, debt financings or corporate collaboration arrangements. To the extent the Company raises future funds by issuing equity securities, the Company's existing stockholders will experience dilution. To the extent the Company raises future funds through debt financing, the debt holders will have a claim that is senior to the Company's existing stockholders and the Company may become subject to restrictive covenants that limit its ability to freely operate its business. To the extent that the Company raises additional funds through corporate collaboration arrangements, the Company may be required to relinquish some rights to the Company's intellectual property or grant licenses on terms that are not favorable to the Company. There can be no assurance that additional financing will be available on acceptable terms, or at all, if and when required by the Company. If adequate financing is not available when required by the Company it may be required to further delay, scale-back or eliminate business efforts intended to increase sales and growth which could have a material adverse effect on the Company's business, financial condition and prospects. In addition, if we are not able in the near term to obtain sufficient cash resources to offset our cash burn, we could be forced to discontinue our operations and sell or liquidate the Company. The proceeds from any sale or liquidation may not be sufficient to satisfy all of the Company's obligations and/or enable its investors (including investors in this offering) to recoup all or any portion of their investment.

Impact of the COVID-19 Pandemic The COVID-19 pandemic has negatively affected the Company's business, financial condition, results of operations and prospects, among other reasons due to (i) the widespread COVID-19 outbreak in India, where the Company's software development team is located, (ii) unanticipated decreases in customer orders and unanticipated increases in the length of sales cycles, (iii) difficulties in achieving timely communications with customers, potential customers and key vendors, and (iv) the effect of COVID-19 on the productivity and morale of employees of the Company and of its customers, potential customers and key vendors. The extent to which the ongoing COVID-19 pandemic will continue to impact the Company's business, results of operations, financial condition and prospects is uncertain will depend among other things on future developments, including the potential for future mutations of the virus that causes COVID-19, the severity, containment, and management of COVID-19 outbreaks and actions that are taken by various governmental authorities and other third parties in response to the pandemic.

Dependence on Founder and Involvement with Affiliated Companies As an early-stage organization, the Company is still very dependent on founder Brandon Metcalf and if Brandon were to cease his involvement with the Company for any reason the future of the Company could be compromised. Brandon is the Company's CEO and a member of its three-person Board of Directors. Brandon's stock ownership represents approximately 35.25% of the voting power represented by the Company's outstanding capital stock. As such, Brandon possess a substantial amount of control and influence over the Company's management and the direction of the Company's policies and affairs. This concentration of management and ownership limits the ability of other stockholders to influence Company matters. In addition, Brandon is a senior manager of both Blueprint Advisory Services, LLC ("Blueprint") and Asymbl, Inc. ("Asymbl"). Brandon directly owns a majority equity position in Blueprint and indirectly owns a majority equity position in Asymbl. Blueprint is a customer of the Company and has a service relationship with the Company, Asymbl is a customer of the Company, and both Blueprint and Asymbl share certain personnel with the Company. Brandon's relationships with and responsibilities to each of the Company, Blueprint and Asymbl can be expected to compete for his available time and attention.

Dependence on Economic Conditions in Technology Sector A significant risk for the Company is its heavy reliance on customers within the technology sector, and that sector is inherently susceptible to uncertainty stemming from current economic conditions. Economic downturns, market contractions, or shifts in technology spending can significantly impact the financial stability and growth prospects of technology companies, thereby affecting their ability to engage in business relationships with the Company. During periods of economic uncertainty, technology companies often tighten their budgets, delay projects, or reduce discretionary spending on the types of products and services offered by the Company. This could lead to decreased demand for our products and services, resulting in lower revenue. The cyclical nature of the technology

sector, coupled with the inherent volatility of economic conditions, could lead to inconsistent and unpredictable revenue streams for the Company. Furthermore, economic uncertainties can lead to mergers, acquisitions, and industry consolidation, causing shifts in the competitive landscape. This may result in a change in customer preferences, pricing pressures, or increased competition from larger players, further challenging the Company's market position and growth potential.

Reliance on Salesforce The Company's products are built natively on the Salesforce platform. The Company is dependent upon its relationship with Salesforce and the adoption and use of the Salesforce platform by the Company's customers and potential customers. If the Company or its customers (both actual and potential) are unable to maintain contractual, operating and other relationships with Salesforce the Company's business and prospects could be significantly harmed. Any interruption in the availability of Salesforce services could have material negative impact on the Company's ability to deliver its products to customers.

Need to Attract and Retain Employees The success of the Company depends in part on its ability to attract and retain qualified key personnel, particularly in the areas of sales, marketing and software development. In addition, our success depends on the efforts of a small management team and the loss of services of any member of our management team may have an adverse effect on the Company. The Company is based in Austin, Texas, where there is significant competition among technology companies for qualified sales and other personnel of all types and where some of these competitors are much larger than the Company and/or can pay significantly greater compensation and benefits than the Company can. The Company's software development team is based in Jaipur, India, where there is significant competition among companies of all types for qualified software engineering personnel and where some of these competitors are much larger than the Company's India affiliate and/or can pay significantly greater compensation and benefits than the Company's India affiliate can. The Company expects to have an increasing need for qualified employees as it grows, and expects that it will need to hire replacement employees if current employees leave to work for another employer or for other reasons. Identifying and hiring new employees is a time-consuming process that could distract management from the business, and the Company's business may suffer to the extent the Company's efforts to attract and retain qualified personnel are not successful.

Illiquid Investment with No Guarantee of Return There is currently no public market for the Company's securities and there is no guarantee that a public market for the Company's securities will ever exist. The Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. There is no guarantee the Company will ever receive any profit from its operations, and to the extent the Company does generate operating profits it intends to retain those profits for the benefit of its business and does not expect to distribute any of those profits to stockholders. The convertible promissory notes purchased in this offering are convertible under certain circumstances into the Company's capital stock as discussed elsewhere in this Form C. Each holder of the Company's capital stock is required to become a party to the Company's Amended and Restated Right of First Refusal and Co-Sale Agreement, a copy of which is attached to this Form C, which contains among other things restrictions on transfer and rights of first refusal with respect to the shares of capital stock held by such holder. For all of these reasons, it is important for investors to understand that any investment in the Company's securities is an illiquid investment that may never result in any return to investors.

Future Fundraising Will be Required The Company seeks to raise a maximum of $418,800 through this offering, primarily to fund activities related to sales pipeline generation and customer conversion (e.g., sales, marketing and product development efforts, and related overhead costs). There can be no assurance that this fundraising will be sufficient to enable the Company to operate on a cash-flow positive basis, and the Company expects that it will need to raise additional funds in the future to support its operations. The ability of the Company to secure future capital will depend on many factors, including continued progress in its sales and software development efforts and prevailing market conditions. The Company could potentially raise future funds through public or private equity offerings, debt financings or corporate collaboration arrangements. To the extent the Company raises future funds by issuing equity securities, the Company's existing stockholders will experience dilution. To the extent the Company raises future funds through debt financing, the debt holders will have a claim that is senior to the Company's existing stockholders and the Company may become subject to restrictive covenants that limit its ability to freely operate its business. To the extent that the Company raises additional funds through corporate collaboration arrangements, the Company may be required to relinquish some rights to the Company's intellectual property or grant licenses on terms that are not favorable to the Company. There can be no assurance that additional financing will be available on acceptable terms, or at all, if and when required by the Company. If adequate financing is not available when required by the Company it may be required to delay, scale-back or eliminate business efforts intended to increase sales and growth which could have a material adverse effect on the Company's business, financial condition and prospects.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the

management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest or other applicable threshold of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor may have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may act in such a way so as to influence changes in the terms of the Certificate of Incorporation for the Company, changes in the terms of securities issued by the Company and changes in the management of the Company. The shareholders may act in such a way so as to influence changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also support efforts to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of any convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest or other applicable threshold of holders of securities with voting rights act in such a way so as to permit the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on these risks and others, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

Any valuation that we perform in the future can be expected to analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Place Technology, Inc.

- Delaware Corporation
- Organized August 2018
- 36 employees

3005 S. Lamar Blvd
Suite D109 369
Austin TX 78704

http://www.placetechnology.com

Business Description

Refer to the Place profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Place is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.